EXHIBIT 12

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                        12 Months Ended

                                  June     December   December   December   December   December
                                  1996       1995       1994       1993       1992       1991
                                -------    -------    -------    -------    -------     ------
                                                   (In Thousands of Dollars)


Net Income                     $381,598   $338,007   $323,617   $309,866   $264,347   $233,681
Taxes on Income                 206,033    172,388    156,702    140,833    105,994     88,041
                                -------    -------    -------    -------    -------     ------
Adjusted Net Income            $587,631   $510,395   $480,319   $450,699   $370,341   $321,722
                               --------   --------   --------   --------   --------   --------
Fixed Charges:
  Interest and Amortization
    of Debt Discount and
    Expense and Premium on
    all Indebtedness           $202,712   $206,666   $204,206  $ 199,415   $200,848   $213,616
  Capitalized Interest           14,451     15,050     12,427     16,167     13,800     20,953
  Interest Factor in Rentals      1,812      2,099      2,010      2,144      2,033      1,801
                                  -----      -----      -----      -----      -----      -----
  Total Fixed Charges          $218,975   $223,815   $218,643   $217,726   $216,681   $236,370
                               --------   --------   --------   --------   --------   --------

Preferred and Preference
  Dividend Requirements: (1)
  Preferred and Preference
    Dividends                  $ 42,442   $ 40,578   $ 39,922   $ 41,839   $ 42,247   $ 42,746
  Income Tax Required            22,646     20,434     19,074     18,763     16,729     15,916
                                 ------     ------     ------     ------     ------     ------
  Total Preferred and
    Preference Dividend
    Requirements               $ 65,088    $61,012   $ 58,996   $ 60,602   $ 58,976   $ 58,662
                               --------    -------   --------   --------   --------   --------

Total Fixed Charges
  and Preferred
  and Preference
  Dividend Requirements        $284,063   $284,827   $277,639   $278,328   $275,657   $295,032
                               ========   ========   ========   ========   ========   ========

Earnings (2)                   $792,155   $719,160   $686,535   $652,258   $573,222   $537,139
                               ========   ========   ========   ========   ========   ========

Ratio of Earnings to
  Fixed Charges                    3.62       3.21       3.14       3.00       2.65       2.27

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred and Preference
  Dividend Requirements            2.79       2.52       2.47       2.34       2.08       1.82


(1)Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

(2)Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.